SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

HNC Software Inc.
(Exact name of registrant as specified in its charter)

Delaware	33-0248788

(State of incorporation or organization)	(I.R.S. Employer Identification no.)

5935 Cornerstone Court West, San Diego, CA	92121

(Address of principal executive offices)	(Zip code)

If this Form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. [ ]	If this Form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. [X]

Securities Act registration statement file number to which this form relates: N/A.

Securities to be registered pursuant to
Section 12(b) of the Act: None.

Securities to be registered pursuant to Section 12(g) of the Act:

Preferred Stock Purchase Rights

(Title of Class)

Item 1: Description of Registrant’s Securities to be Registered:
Item 2: Exhibits
SIGNATURE
EXHIBIT INDEX
EXHIBIT 3.03
EXHIBIT 4.01

Item 1: Description of Registrant’s Securities to be Registered:

     On February 26, 2002, the Board of Directors of HNC Software Inc. (“HNC”) declared a distribution of one preferred share purchase right (a “Right”) for each share of HNC common stock, par value $0.001 per share (the “HNC common shares”), outstanding at the close of business on March 21, 2002 (the “Record Date”). In addition, one Right will be issued with each HNC common share that becomes outstanding after the Record Date until the earliest of the Distribution Date (as defined below), the date the Rights are redeemed by HNC or the date the Rights expire. Until the Rights are redeemed or expire, Rights will also be issued after the Distribution Date with each HNC common share issued pursuant to the exercise of stock options or under any employee plan or arrangement or upon the exercise, conversion or exchange of other HNC securities if the options or other securities were outstanding prior to the Distribution Date. A complete description of the terms of the Rights is set forth in a Rights Agreement between HNC and EquiServe Trust Company, N.A., as Rights Agent (the “Rights Agreement”), a copy of which is attached as an Exhibit to this Form 8-A.

     Each Right initially entitles the registered holder thereof to purchase from HNC one one—hundredth of a share of a new series of HNC preferred stock, designated as Series A Junior Participating Preferred Stock (the “Preferred Shares”) at a exercise price of $125.00 per one one—hundredth of a Preferred Share, subject to adjustment. The Rights are not exercisable until the Distribution Date. The Rights will expire on March 21, 2012, unless the expiration date is extended or unless the Rights are earlier redeemed or exchanged by HNC, as described below. Until a Right is exercised, the holder of a Right, as such, will have no rights as a stockholder of HNC including, without limitation, the right to vote or receive dividends.

     Before the Distribution Date, the Rights will be represented by HNC common share certificates with a copy of a Summary of Rights attached thereto, and no separate certificates for the Rights will be distributed. A notation incorporating the Rights Agreement by reference will be included on new certificates for HNC common shares issued after the Record Date until the Distribution Date or earlier upon the redemption or expiration of the Rights. Until the Distribution Date, the Rights can be transferred only with the HNC common shares in respect of which such Rights were issued and the transfer of any certificates for HNC common shares will constitute the transfer of such Rights (even without a notation or a copy of the Summary of Rights). After the Distribution Date, separate certificates representing the Rights will be mailed to record holders of HNC common shares as of the close of business on the Distribution Date and such separate certificates alone will evidence the Rights.

     The “Distribution Date” is the earlier of: (i) 10 days after a public announcement, or a public disclosure of facts indicating, that a person, entity or group of affiliated or associated persons or entities (other than HNC, any subsidiary of HNC or any employee benefit plan of HNC or any subsidiary) has acquired, or has obtained the right to acquire, beneficial ownership of 20% or more of the outstanding HNC common shares (such person, entity or group thereby becoming an “Acquiring Person”); or (ii) 10 business days (or a later date determined by HNC’s Board of Directors before a person, entity or group becomes an Acquiring Person) after the announcement by a person, entity or group of an intention to make a tender offer or exchange offer, the consummation of which would result in such person, entity or group becoming an

Acquiring Person. No person, entity or group will become an Acquiring Person if HNC’s Board of Directors determines that the ownership threshold was crossed inadvertently, and the person, entity or group promptly sells enough HNC common shares that the person, entity or group owns less than 20% of the outstanding HNC common shares. In addition, no person, entity or group will become an Acquiring Person if it becomes an owner of 20% or more of the outstanding HNC common shares as a result of HNC’s reacquisition of outstanding HNC common shares, unless such person, entity or group thereafter purchases or acquires additional HNC common shares.

     In the event that any person, entity or group becomes the beneficial owner of 20% or more of the outstanding HNC common shares and thereby becomes an Acquiring Person (unless the event causing the person, entity or group to become an Acquiring Person is a merger, acquisition or other business combination described in the next paragraph), each holder of a Right (other than the Acquiring Person) will have the right to receive upon exercise and payment of the exercise price that number of HNC common shares having a market value of two times the exercise price of the Right. If HNC does not have enough authorized but unissued HNC common shares to satisfy this obligation, then upon exercise of a Right and payment of the required exercise price for the HNC common shares issuable on such exercise, HNC will instead deliver to the holder exercising the Right an amount of cash and/or other securities (and/or provide a reduction in the exercise price of the Right), in an aggregate amount equivalent in value to the difference between the value of the HNC common shares issuable upon exercise of a Right and the exercise price for those HNC common shares.

     In the event that any person, entity or group becomes an Acquiring Person and HNC merges into or engages in certain other business combination transactions with the Acquiring Person, or 50% or more of HNC’s consolidated assets or earning power are sold to the Acquiring Person, then each holder of a Right (other than the Acquiring Person) will have the right to receive upon the exercise and payment of the exercise price, that number of shares of common stock of the acquiring company which at the time of such transaction would have a market value of two times the exercise price of the Right.

     After a person, entity or group becomes an Acquiring Person but before the person, entity or group acquires a majority of the outstanding HNC common shares, HNC’s Board of Directors may exchange all or some of the Rights (other than Rights owned by the Acquiring Person), at an exchange ratio of one HNC common share, or one one—hundredth of a Preferred Share (or equivalent securities), per Right, subject to adjustment.

     Before a person, entity or group becomes an Acquiring Person, HNC’s Board of Directors may redeem all (but not some) of the Rights at a price of $0.001 per Right on such terms and conditions as they may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the redemption price.

     The terms of the Rights may be amended by HNC’s Board of Directors without the consent of the holders of the Rights, except that after a person, entity or group becomes an Acquiring Person, no amendment may adversely affect the interests of the holders of the Rights (other than an Acquiring Person) or extend the period for redemption of the Rights.

     The exercise price payable and the number of Preferred Shares or other securities or property issuable upon exercise of the Rights are subject to adjustment to prevent dilution. The number of outstanding Rights and the number of one one—hundredths of a Preferred Share issuable upon exercise of each Right are also subject to adjustment upon certain events occurring before the Distribution Date.

     While the distribution of the Rights should not be taxable to stockholders or to HNC, holders of Rights may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Shares or Preferred Shares (or other consideration) or the common stock of an Acquiring Person in the instance described above or upon any redemption or exchange of the Rights as described above.

     Preferred Shares purchasable upon exercise of the Rights will not be redeemable. Each Preferred Share will be entitled to a quarterly dividend payment of 100 times the dividend declared per HNC common share. In the event of liquidation, each Preferred Share will be entitled to a $1.00 preference, and thereafter the holders of the Preferred Shares will, in addition, be entitled to an aggregate liquidation payment of 100 times the aggregate liquidation payment made per HNC common share. Each Preferred Share will have 100 votes, voting together with the HNC common shares. Finally, in the event of any merger, consolidation or other transaction in which HNC common shares are exchanged, each Preferred Share will be entitled to receive 100 times the amount received per HNC common share. These rights are protected by customary antidilution provisions to reflect splits of the HNC common shares and similar events. Because of the nature of the dividend, liquidation and voting rights for the Preferred Shares, the value of the one one-hundredth interest in a Preferred Share purchasable upon exercise of each Right should approximate the value of one HNC common share.

     A copy of the Rights Agreement is attached as Exhibit 4.01 to this Form 8-A. A copy of the Rights Agreement is available free of charge from HNC. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is incorporated herein by reference.

Item 2: Exhibits

3.01	Restated Certificate of Incorporation of Registrant. (Incorporated by reference to Exhibit 3(i).04 to Registrant’s Form 10-Q for the quarter ended June 30, 1996.)

3.02	Certificate of Amendment to Registrant’s Restated Certificate of Incorporation. (Incorporated by reference to Exhibit 4.08 to Registrant’s Form S-8 Registration Statement, File No. 333-40344, filed June 28, 2000.)

3.03	Certificate of Designations specifying the terms of the Series A Junior Participating Preferred Stock of Registrant, as filed with the Secretary of State of the State of Delaware on March 6, 2002.

4.01	Rights Agreement dated as of March 6, 2002 between Registrant and EquiServe Trust Company, N.A., as Rights Agent, which includes as Exhibit A the form of Certificate of Designations of Series A Junior Participating Preferred Stock, as Exhibit B the Form of Rights Certificate and as Exhibit C the Summary of Rights to Purchase Preferred Shares. The Rights Certificates will not be distributed until after the Distribution Date (as such term is defined in the Rights Agreement).

SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Dated: March 6, 2002

HNC SOFTWARE INC.

By:	/s/ Russell C. Clark

Name: Russell C. Clark Title: Vice President, Corporate Finance

EXHIBIT INDEX

Exhibit

3.01	Restated Certificate of Incorporation of Registrant. (Incorporated by reference to Exhibit 3(i).04 to Registrant’s Form 10-Q for the quarter ended June 30, 1996.)

3.02	Certificate of Amendment to Registrant’s Restated Certificate of Incorporation. (Incorporated by reference to Exhibit 4.08 to Registrant’s Form S-8 Registration Statement, File No. 333-40344, filed June 28, 2000.)

3.03	Certificate of Designations specifying the terms of the Series A Junior Participating Preferred Stock of Registrant, as filed with the Secretary of State of the State of Delaware on March 6, 2002.

4.01	Rights Agreement dated as of March 6, 2002 between Registrant and EquiServe Trust Company, N.A., as Rights Agent, which includes as Exhibit A the form of Certificate of Designations of Series A Junior Participating Preferred Stock, as Exhibit B the Form of Rights Certificate and as Exhibit C the Summary of Rights to Purchase Preferred Shares. The Rights Certificates will not be distributed until after the Distribution Date (as such term is defined in the Rights Agreement).